BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEW YORK	610 Newport Center Drive, 17th Floor Newport Beach, California 92660-6429 TELEPHONE (949) 823-6900 FACSIMILE (949) 823-6994 www.omm.com	SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

April 8, 2014

VIA EDGAR AND E-MAIL

Mr. Tom Kluck, Legal Branch Chief

Ms. Beth Frohlichstein, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

OUR FILE NUMBER 0455375-00001 WRITER’S DIRECT DIAL (949) 823-7968 WRITER’S E-MAIL ADDRESS sheyduk@omm.com

Re:	Kilroy Realty Corporation

Preliminary Proxy Statement on Schedule 14A

Filed March 28, 2014

File No. 001-12675

Dear Mr. Kluck and Ms. Frohlichstein:

On behalf of Kilroy Realty Corporation, a Maryland corporation (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 7, 2014 regarding the above-referenced Preliminary Proxy Statement for the Company’s Annual Meeting of Stockholders as filed with the Commission on March 28, 2014 (the “Proxy Statement”). The Company has also revised the Proxy Statement (as revised, the “Revised Preliminary Proxy Statement”) in response to the Staff’s comment and is filing concurrently with this letter the Revised Preliminary Proxy Statement, which reflects the revisions set forth below.

For the convenience of the Staff, the Company has reproduced below the comment from the Staff in italics followed by the Company’s response. Page references in the text of this letter correspond to pages in the Revised Preliminary Proxy Statement.

April 8, 2014 - Page 2

Proposal 4 – Approval of Bylaw Amendment to Adopt a Majority Vote . . . , page 21

1.	Please revise to briefly state the reasons for the proposed amendments to your bylaws or advise. Please refer to Item 19 of Schedule 14A.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the second paragraph of “Proposal 4 – Approval of Bylaw Amendment to Adopt a Majority Vote Standard in Uncontested Elections of Directors” on page 21 of the Revised Preliminary Proxy Statement to state the reasons for the proposed amendments to the Company’s bylaws. The revised disclosure reads as follows:

“In response to stockholder feedback, w~~W~~e are seeking stockholder approval at the Annual Meeting of amendments to our Bylaws to replace the plurality vote standard with a majority vote standard for uncontested elections of directors. We believe implementation of a majority vote standard represents a more equitable election standard that will strengthen director accountability by providing our stockholders with a more meaningful role in director elections.”

***

In connection with the Company’s response to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters with respect to this letter or the Proxy Statement, please do not hesitate to contact me by telephone at (949) 823-7968 or by email at sheyduk@omm.com.

Sincerely,

/s/ Shelly A. Heyduk

Shelly A. Heyduk for O’MELVENY & MYERS LLP

cc:	Tyler H. Rose, Kilroy Realty Corporation

Jeffrey W. Walbridge, O’Melveny & Myers LLP

Robert T. Plesnarski, O’Melveny & Myers LLP